FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

                                                                                               Contact:   Lynn Martenstein (305) 539-6570
                                                                                                                 Michael Sheehan (305) 539-6572

                             For Immediate Release

ROYAL CARIBBEAN CRUISES LTD. EXERCISES OPTION
TO BUILD SECOND ULTRA VOYAGER

MIAMI – September 8, 2004 – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today exercised its option to build a second Ultra Voyager ship at the Kvaerner Masa-Yards in Finland. Scheduled for delivery in the spring of 2007, the ship will be operated by the Royal Caribbean International brand.

Like its prototype, which is due for delivery in the spring of 2006, the second Ultra Voyager will be roughly 15 percent larger than its Voyager-class counterpart. At 100- percent capacity, she will carry 3,600 guests and 1,400 crew. Despite adverse foreign exchange rates, building a sister ship results in beneficial cost efficiencies and an all-in dollar cost that is essentially the same as the first Ultra Voyager.

“With state-of-the art technology and imaginative onboard programming, the Ultra Voyager is another major milestone in Royal Caribbean’s history of innovation,” said Chairman and Chief Executive Officer Richard Fain. “We are excited to add this second ship to the series.”

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 29 ships in service and one under construction. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) BY: /S/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President, Treasurer

Date: September 8, 2004